                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                  ------------------------------
                                                          OMB APPROVAL
                                                  OMB Number: 3235-1045
                                                  Expires:  October 31, 2002
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                                                  per response  . . . . . .14.90
                                                  ------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*


                               Clarent Corporation
                               -------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    180461105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                 / / Rule 13d-1(b)

                                 / / Rule 13d-1(c)

                                 /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP NO. 180461105
                                  SCHEDULE 13G

========= =====================================================================
  1       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Wen-Chang Ko
--------- ---------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [x]
--------- ---------------------------------------------------------------------
  3       SEC USE ONLY

--------- ---------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of China
========================== ===== ==============================================
        NUMBER OF           5    SOLE VOTING POWER           1,148,666
         SHARES
                           ----- ----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER         2,760,754
        OWNED BY
                           ----- ----------------------------------------------
          EACH              7    SOLE DISPOSITIVE POWER      1,148,666
        REPORTING
       PERSON WITH:
                           ----- ----------------------------------------------
                            8    SHARED DISPOSITIVE POWER    2,760,754

=========== ===================================================================
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,909,420
--------- ---------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
            [  ]


--------- ---------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.9%
--------- ---------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
=========== ===================================================================

CUSIP NO. 180461105
                                  SCHEDULE 13G


ITEM 1(a)             NAME OF ISSUER:     Clarent Corporation

ITEM 1(b)             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      700 Chesapeake Drive, Redwood City, CA  94063

ITEM 2(a) NAME OF PERSONS FILING: The information contained in Item (1) of the cover page hereof (page 2) is incorporated herein by this reference.

ITEM 2(b)             ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE: 6F, No. 15, Section 2, Ti-Ding Ave., Taipei 114, Taiwan

ITEM 2(c)             CITIZENSHIP:   Republic of China

ITEM 2(d)             TITLE OF CLASS OF SECURITIES:   Common Stock, $0.001 par
                      value per share

ITEM 2(e)             CUSIP NUMBER:   180461105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER
                      THE PERSON FILING IS A:   N/A


                      (a) / / Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o);

                      (b) / / Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c);

                      (c) / / Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c);

                      (d) / / Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                      (e) / / An investment adviser in accordance
                              with section 240.13d-1(b)(1)(ii)(E);

                      (f) / / An employee benefit plan or endowment fund in
                              accordance with section 240.13d-1(b)(1)(ii)(F);

                      (g) / / A parent holding company or control person in
                              accordance with section 240.13d-1(b)(1)(ii)(G);

                      (h) / / A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);

                      (i) / / A church plan that is excluded from the
                              definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                      (j) / / Group, in accordance with section
                              240.13d-1(b)(1)(ii)(J).

CUSIP NO. 180461105
                                  SCHEDULE 13G


ITEM 4.               OWNERSHIP. The information contained in Items (5),
                      (6), (7), (8), (9) and (11) of the cover page hereof (page 2) are incorporated herein by this reference. Wen-Chang Ko may be deemed to be the beneficial holder of 712,120 shares held by WK Technology Fund, 704,359 shares held by WK Technology Fund II, 771,661 shares held by WK Technology Fund III, 200,614 shares held by WK Technology Fund IV, and 372,000 shares held by WK Technology Fund V. These shares are included in the shares referenced in items (6), (8), (9) and (11) of the cover page. Mr. Ko is the chairman and a beneficial owner of each of the above WK Technology Funds and also chief executive officer and beneficial owner of WK Associates which acts as investment adviser to each of the WK Technology Funds. As a result of such positions, Mr. Ko may be deemed to share voting and investment power with the Board of Directors of each of the WK Technology Funds with respect to the shares held by each such Fund. Mr. Ko disclaims beneficial ownership of the shares held by the WK Technology Funds except to the extent, if any, of his pecuniary interest therein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON.  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                      HOLDING COMPANY.     N/A

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                      GROUP.   N/A

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP.    N/A

ITEM 10.              CERTIFICATION.    N/A

CUSIP NO. 180461105
                                  SCHEDULE 13G


                                 SIGNATURE(S)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    June 5, 2001
                                    -------------------------------------------
                                    Date


                                    /s/ Wen-Chang Ko
                                    -------------------------------------------
                                    Signature


                                    Wen-Chang Ko
                                    -------------------------------------------
                                    Name/Title